Exhibit 1

Transactions in the Shares During the Past 60 Days

Class of Security	Securities (Sold)	Price ($)	Date of Purchase

SP STRATEGIC HOLDINGS LLC

Common Stock	(10,244)	9.3500	10/30/2026
Common Stock	(85,901)	9.5851	11/02/2026
Common Stock	(12,500)	9.5122	11/03/2026
Common Stock	(180,998)	8.0828	11/09/2026